Advent Software, Inc.

600 Townsend Street

San Francisco, CA 94103

February 22, 2007

VIA OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attention:  Stephen Krikorian

Re:                             Advent Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 000-26994

Ladies and Gentlemen:

Advent Software, Inc. (the “Company” or “Advent” or “we”), submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated February 6, 2007, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Forms 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K or Forms 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Revenue Recognition, page 70

1.              We note your prior response to comment 1, with respect to your revenue recognition policy for Geneva products sold under an Assets Under Administration (“AUA”) model. Please address the following additional comments with respect to your response:

•                  Your response indicates that you consider the forecasted AUA fees to be the contractual amount for the first year of your AUA arrangements and you recognize such fees ratably as revenue each quarter over the first year. Please clarify how you have determined that the forecasted fees provide a reliable estimate of the actual fees earned on a quarterly basis. Tell us how accurate the forecasted fees have been in the past as compared to actual fees earned (based on the first AUA report). Clarify how you have determined that these fees are fixed and determinable on a quarterly basis and recognizing these fees ratably each quarter accurately reflects the amount earned on a quarterly basis.

Response:

The Company respectfully wishes to clarify that forecasted fees for the first year of AUA arrangements are used in the contract negotiation process purely as a means of determining the AUA fee amount for the first year, which is then fixed within the contract when signed.  The amount of first year AUA fees is not modified based upon the actual AUA experience, nor do we receive an AUA report from the customer related to the first year fees.  As the first year AUA fees are contractually fixed at the outset of the arrangement, paid in advance for the first year and not subject to modification, the fees are fixed and determinable for the entire first year. In accordance with our existing revenue recognition policy, no revenue is recognized until there is only one undelivered element remaining and then we record a pro rata catch-up amount for the elapsed period of the license, followed by ratable recognition of the remaining fixed first year fee, because the contract provides the customer with the right to use the software and obtain PCS over the first year.  There are no other deliverables or contingent obligations associated with these types of arrangements.

•                  Your response also indicates that for all contract years subsequent to the first contract year, you deem the entire arrangement fee due and payable upon receipt of the customer’s AUA report. Please clarify why you defer revenue for the minimum AUA value until receipt of the AUA report. Please explain why you are not able to reliably estimate the amount of revenue earned from these minimum fees in a particular period. Explain whether there are any contractual provisions that you must satisfy in order to earn these minimum fees.

Response:

We defer revenue for the minimum (and incremental) value of the AUA fees for contract years subsequent to the first contract year until we receive the AUA report because our contracts state that the quarterly fee for each measurement period becomes due and payable only upon the furnishing of the AUA report by the customer. With our limited experience of AUA arrangements, which are a relatively new contract vehicle for us, we determined this approach was appropriate because the customer’s issuance of an AUA report was an affirmative signal of their compliance with the AUA contractual provisions and therefore significantly reduced the likelihood that we would need to make a concession to secure payment of the fee.  In our previous response to question #1 in our letter dated January 12, 2007, a period of 15 months or more elapses before we have any follow-up communication with clients after the initial contract signing.  Our concern is that if AUA customers experience difficulties or delays in providing us with their AUA reports that we risk accruing minimum AUA fees that cannot be billed (because, under the terms of the contract, it is not due and payable) for an indeterminate period.  Additionally, upon receipt of the customer’s report, we are able to conclude collection of both the minimum and incremental AUA fee was probable.  As we gain more experience of working with these types of arrangements and are able to conclude that the minimum and incremental fees are fixed and determinable, we may change the revenue recognition practice of deferring all AUA fees until we receive the AUA report and start to accrue for minimum fees due.

We have calculated the financial impact of accruing for minimum AUA fees in advance of receiving the AUA report (for both quarterly- and annual-type arrangements), and have summarized, for information, the effect on our recognized revenues for the affected periods as follows:

(in $ thousands, except %'s)

	Impact on Revenue
Effect from Accruing Minimum AUA on Revenue	Q1 2005	Q2 2005	Q3 2005	Q4 2005	FY 2005

Increase / (Decrease) in Revenue	37	37	89	(112)	51

Reported revenues	39,389	40,927	42,776	45,609	168,701
%	0.1%	0.1%	0.2%	-0.2%	0.0%

Effect from Accruing Minimum AUA on Revenue	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 2006

Increase / (Decrease) in Revenue	334	38	(23)	(57)	292
Reported revenues	43,656	44,360	45,877	50,200	184,093
%	0.8%	0.1%	-0.1%	-0.1%	0.2%

There are no additional contractual provisions that we must satisfy to earn these minimum AUA fees.

•                  Your response indicates that for your annual AUA arrangements, you do not receive any AUA fee information until after the annual period has concluded. Please clarify why you are not able to receive the AUA reports or any information that would provide reliable estimates of AUA fees earned throughout the year (e.g. on a monthly or quarterly basis).

Response:

Each AUA contract defines both the frequency and timing of our customer’s delivery of the AUA report to us.  Our AUA customers are contractually obligated to provide this report to us after completion of the measurement period. Our customers consider their AUA information highly sensitive and have specifically contracted for self-reporting in these arrangements.  Therefore, we only receive AUA reports from our customers when they are contractually obligated to provide these reports and have no other rights or means to obtain this information.

•                  Your response states that your quarterly fee for each measurement period is due and payable upon receipt of the report. Explain the typical lag time between the quarter-end and receipt of the AUA report.

Response:

Typically, we receive an AUA report between 45 — 60 days from the end of the measurement period.  AUA reports are custom reports written for a customer’s specific use of the application.  There is a contractual period of 45 - 60 days subsequent to the measurement period when the customer is permitted time to reconcile reported assets to the terms stated in their contract before furnishing the report to us.  We would like to add that AUA reporting is not a simple task, and we could not obtain such information without assistance from our customers.

2.              We note your response to prior comment number 2 with respect to your policy for classifying incremental revenues generated from AUA perpetual license arrangements for financial statement presentation purposes. Your response indicates that you apply the residual method to allocate the incremental AUA fees to license revenue in your perpetual arrangements. Explain how your policy appropriate applies the GAAP concept of the residual method based on the guidance of paragraph 6.b of SOP 98-9 (and/or paragraph 12 of EITF 00-21). In addition, clarify why your policy for allocating and classifying incremental AUA fees is different for perpetual and term license arrangements. Clarify why you do not apply the 55%-45% economic value split for the incremental fees in your perpetual license arrangements. Explain whether there is a difference in the nature of the incremental fees in your perpetual and term license arrangements. Clarify why you believe that your policy is a systematic and rational basis to allocate incremental fees.

Response:

In the case of AUA arrangements with perpetual licenses, we have VSOE of fair value for professional services and PCS.  Therefore, any difference between the total arrangement fee and the amounts allocated to professional services and PCS is recorded as perpetual license revenue consistent with paragraph 6.b of SOP 98-9.  We bill and recognize revenues for PCS on perpetual licenses separately from any AUA fees.  AUA fees are contingent on the client having specified AUA levels and are subject to significant potential variability.  We do not consider there to be any linkage between AUA fees and PCS because the level of client AUA is completely independent of i) the type or frequency of technical support that Advent provides; ii) the type or frequency of software updates that the client receives from Advent; iii) the number of seats that a client is entitled to use under their license agreement or iv) the price of PCS.  In addition, there are no undelivered obligations associated with the AUA fees.

We believe that our perpetual AUA arrangements are similar in nature to the arrangements discussed in Scenario No.1 of TPA 5100.76, where the arrangement provides for a non-refundable initial fee for the perpetual license and contingent usage-based fees determined quarterly or annually thereafter and the licensee may renew PCS annually thereafter for a fixed amount that is deemed substantive (the renewal rate). In this scenario, the existence of a substantive renewal rate for PCS allows for the determination of the portion of the initial license fee that should be allocated to the perpetual license through the residual method. The contingent usage based fees should be recognized when a reliable estimate can be made of the actual usage that has occurred, provided collectibility is probable.  In Advent’s case, each fee (i.e. license, PCS and AUA) is billed and recognized separately, so no economic value split is necessary. In subsequent years, the PCS fees are fixed (based on the contractual renewal rate) and are calculated independently of any incremental AUA fees.

In the case of AUA arrangements with term licenses, we do not have VSOE of fair value for term license PCS.  We do not bill and recognize revenues for term PCS separately from term license or AUA fees.  Therefore, we have no basis to differentiate between license and PCS fees for term arrangements.  As a result, we apply the 55% license - 45% PCS economic value split to all of our term arrangement billings.

Our policy difference between perpetual and term AUA billings is a direct result of our lack of VSOE of fair value for PCS on the term licenses, whereas with perpetual licenses we know the fair value of the service elements.  In our previous response to question #2 in our letter dated September 13, 2006, we explained why we believe the 55%-45% economic value split is a systematic and rational basis for allocating term billings as follows:

“We respectfully inform the Staff that we believe our existing disclosure provides the most meaningful representation and measure of the elements of revenue and the associated components of cost of revenues and gross margin and best complies with the requirements of S-X Rule 5.03.

We agree with the Staff that for revenue recognition purposes we do not have evidence of VSOE of fair value sufficient to allocate the arrangement fee between the maintenance and license components of our term licenses. However, while we acknowledge that we do not meet the threshold for establishing VSOE for revenue recognition purposes, we believe that for classification and disclosure purposes only, we have a systematic, consistently applied and logical rationale to bifurcate the arrangement fee between license and maintenance revenues based on relative economic values.  This does not impact the timing or measurement of the revenue recognition for these elements.

Our assessment of the relative economic value is based on an analysis of the revenue stream that could be expected from a perpetual license and associated maintenance renewals over a three year term, which is the length of most of our term licenses with bundled maintenance. As a percentage of the total term arrangement fee, the maintenance component was calculated to be approximately 45% of the overall arrangement fee over a three year period. Accordingly, we have allocated the arrangement fees in this manner and disclosed our policy.

Further, we would be unable to allocate the costs of maintenance between the two revenue categories of “Cost of term license fees” and “Maintenance and other recurring”. Such an allocation would be arbitrary and could potentially lead to misleading conclusions concerning the gross margins of the different revenue streams.”

The 55%-45% economic value split for term licenses does not include any notional value for AUA fees which, as described above, in the analogous perpetual license situation is classified in the license line for financial statement presentation purposes.  The potential variability of AUA fees prevents us from being able to construct a definitive economic value split model.  However, given the small proportion of our total revenue we anticipate generating from incremental AUA fees under term license arrangements, we do not believe that this undermines the benefit we get in terms of consistency of application and overall financial statement presentation.

* * *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (415) 645-1134. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 556-0626, as well as that of Mr. Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ Graham V. Smith
Graham V. Smith
Chief Financial Officer

cc:	Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Danny Wallace, PricewaterhouseCoopers LLP